PLAYBUTTON CORPORATION

37 West 28th Street, 3rd Floor

New York, New York 10001

August 8, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Playbutton Corporation Registration Statement on Form S-1 File No. 333-188611

Dear Mr. Spirgel:

Playbutton Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 1:00 p.m., Eastern Time, on Monday, August 12, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PLAYBUTTON CORPORATION

By: /s/ Adam Tichauer

       Adam Tichauer, Chief Executive Officer